UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On February 6, 2007, Vermilion Energy Trust (“Vermilion”) announced that Verenex Energy Inc. (“Verenex”), a company in which Vermilion holds a 45.4% equity interest, has released interim testing results at its first exploration well in Libya, A1-47/02 in Area 47 in the Ghadames Basin.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: February 7, 2007

Exhibit A

Press Release February 6, 2007
Vermilion Energy Trust - Verenex Energy Inc. Update

Vermilion Energy Trust (“Vermilion”) is pleased to report that Verenex Energy Inc. (“Verenex”), a company in which Vermilion holds a 45.4% equity interest, has released interim testing results at its first exploration well in Libya, A1-47/02 in Area 47 in the Ghadames Basin.

Verenex tested an 82 foot interval at a depth of approximately 9,980 feet in the Lower Acacus formation yielding initial flow rates up to 5,172 barrels of oil per day through a ¾ inch choke at a wellhead pressure of 1,221 pounds per square inch. An associated gas rate of 6.7 million cubic feet per day was also achieved during this test. The oil discovered in this interval is light sweet crude with a measured API gravity of approximately 47º.

Testing is underway on up to three additional intervals in the Lower Acacus Formation. Verenex anticipates that this testing program could extend into mid-March.

Verenex Energy Area 47 Libya Limited, a wholly owned subsidiary of Verenex, is the operator and holds a 50% interest in the exploration and production sharing agreement for Area 47 which is a 1.5 million acre block. This is the first well of a planned 2006/2007 drilling program of up to seven wells on the block. The second well is currently drilling. For further detailed information please visit Verenex Energy Inc. at www.verenexenergy.com and click on News Releases.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 10% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

For further information please contact:

Lorenzo Donadeo, President & CEO
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306
www.vermilionenergy.com